MasTec, Inc.

June 8, 2005

Jeffrey Gordon
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW stop 4-5
Washington, DC 20549

Re: Form 8-K Item 4.01 filed June 2, 2005

Dear Mr. Gordon:

We have reviewed your letter dated June 3, 2005. In response to that letter, we have filed the attached Amendment 1 to the Form 8-K filed on June 2, 2005. We have included with that filing Exhibit 16.2, an updated letter from the former auditor. The amendment and updated Exhibit 16.2 confirm that there were no disagreements with the MasTec, Inc. 401(K) Retirement Plan’s former auditor during the interim period from the date of the last audited financial statements until the date of resignation of the former auditor.

In connection with this response, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your help in this matter.

Best regards,

/s/Michael G. Nearing
Michael G. Nearing
General Counsel
MasTec,Inc.

Cc: Austin Shanfelter

MasTec, Inc. 800 S Douglas Road, 12th Floor, Coral Gables, Florida 33134 305.599.1800 fax 305.406.1907 www.mastec.com

ATTACHMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

        Date of report (Date of earliest event reported) May 12, 2005

The MasTec, Inc. 401(k) Retirement Plan

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

0-08106	65-0829355
(Commission File Number)	(IRS Employer Identification No.)

800 S. Douglas Road, 12th Floor, Coral Gables, Florida 33134
(Address of Principal Executive Offices) (Zip Code)

(305) 599-1800
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

The Mastec, Inc. 401(K) Retirement Plan (the “Plan”) is filing this Amendment No. 1 to its Current Report on Form 8-K filed on June 2, 2005 (the “8-K”) to address comments from the Staff of the Securities and Exchange Commission in connection with the Staff’s review of the 8-K. This Amendment No. 1 amends and restates the entire 8-K in order to: (i) disclose that there were no disagreements between the Plan and Grant Thornton LLP in the interim period between December 31, 2003 and May 12, 2005, (ii) disclose that none of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred in the interim period between December 31, 2003 and May 12, 2005 and (iii) file an updated letter from Grant Thornton LLP as Exhibit 16.2 stating their agreement with statements concerning their firm contained in this Form 8-K/A.

ITEM 4.01 CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

The MasTec, Inc. 401(k) Retirement Plan’s (the “Plan”) independent registered public accounting firm, Grant Thornton LLP, resigned on May 12, 2005 as the result of business decisions made internally by the firm. BDO Seidman, LLP was engaged for services as the Plan’s new independent registered public accounting firm on May 24, 2005. The decision to change the accountants was approved by the MasTec Inc. Audit Committee on May 24, 2005.

The audit report of Grant Thornton LLP on the financial statements of the Plan as of and for the fiscal year ended December 31, 2003 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. The statement of net assets available for benefits as of December 31, 2002, was audited by other auditors. Those auditors expressed an unqualified opinion on the statement of net assets available for benefits in their report dated June 20, 2003.

During the most recent audit completed, for the year ended December 31, 2003 and within the period from December 31, 2003 through May 12, 2005, there were no disagreements between the Plan and Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to Grant Thornton’s satisfaction, would have caused Grant Thornton LLP to make reference to the subject matter of the disagreement in connection with its opinion.

None of the reportable events described under Item 304 (a) (1) (v) of Regulation S-K occurred within the year ended December 31, 2003 or within the period from December 31, 2003 through May 12, 2005.

The Plan has provided Grant Thornton LLP with a copy of the foregoing statement and requested that Grant Thornton LLP furnish a letter to the Securities and Exchange Commission indicating whether it agrees with such statements. A copy of Grant Thornton LLP’s letter to the Securities and Exchange Commission, dated June 7, 2005, is attached hereto as Exhibit 16.2.

During the years ended December 31, 2003 and 2002 the Plan did not consult with BDO Seidman, LLP regarding any of the matters or events set forth in Item 304 (a) (2) (i) or (ii) of Regulation S-K.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

(c) Exhibits

             16.1    Letter from Grant Thornton, LLP dated June 1*
             16.2    Letter from Grant Thornton, LLP dated June 7

             * previously filed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 7, 2005	The MasTec, Inc. 401(k) Retirement Plan BY: /s/ Austin Shanfelter —————————————— Austin Shanfelter Chairman, Benefits Committee of MasTec, Inc.

EXHIBIT INDEX

Number Description

16.2 Letter from Grant Thornton LLP dated June 7

June 7, 2005

U.S. Securities and Exchange Commission
Office of the Chief Accountant
450 Fifth Street, NW
Washington,
DC 20549

RE: The MasTec, Inc. 401(k) Retirement Savings Plan File No. 0-08106

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K/A of The MasTec, Inc. 401(k) Retirement Savings Plan dated June 7, 2005 and agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ Grant Thornton LLP
Richard D. Jacobson
Partner